Exhibit 99.3

LUOKUNG TECHNOLOGY CORP.

Pro forma Consolidated Balance Sheets

As of December 31, 2018

(unaudited)

	(1)	(2)	Pro forma		Pro forma
	Luokung	SuperEngine	Adjustments		Consolidated
ASSETS	(historical)	(historical)
CURRENT ASSETS
Cash and cash equivalents	$572,173	$620,045	-		$1,192,218
Accounts receivable, net of allowance for doubtful accounts	22,563,608	185,032	(87,046)	(C)	22,661,594
Other receivables and prepayment	2,732,238	320,993	(304,231)	(C)	2,749,000
Amounts due from related parties	4,935,698	-	-		4,935,698
Total current assets	30,803,717	1,126,070	(391,277)		31,538,510
NON-CURRENT ASSETS
Property and equipment, net	852,158	45,849	-		898,007
Intangible assets, net	652	494,725	52,268,621	(B)	52,763,998
Goodwill	7,239,936	-	4,488,664	(B)	11,728,600
Other receivable,net(Long term)	72,852	77,434	-		150,286
Total non-current assets	8,165,598	618,008	56,757,285		65,540,891
Total assets	$38,969,315	$1,744,078	56,366,008		$97,079,401

LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIENCY)
CURRENT LIABILITIES
Accounts payable	$758,386	$-	-		$758,386
Accrued liabilities and other payables	29,518,348	272,477	(264,713)	(C)	29,526,112
Tax payable	-	71,358	-		71,358
Amounts due to related parties	3,378,031	116,564	(116,564)	(C)	3,378,031
Total current liabilities	33,654,765	460,399	(381,277)		33,733,887
NON-CURRENT LIABILITIES
Accrued liabilities and other payables	244,755	-	-		244,755
Total liabilities	33,899,520	460,399	(381,277)		33,978,642
OWNERS’ EQUITY(DEFICIENCY)
Preferred shares	10000	-	-		10,000
Common stock	1,870,976	10,000	112,200	(A)	1,993,176
Additional paid-in capital	42,248,014	4,792,871	55,084,929	(A)(B)	102,125,814
Accumulated deficit	(39,897,066)	(3,397,866)	1,431,238	(B)	(41,863,694)
Accumulated other comprehensive loss	837,871	(121,326)	118,918		835,463
Total owners’ equity(deficiency)	5,069,795	1,283,679	56,747,285		63,100,759
Total liabilities and owners’ equity(deficiency)	$38,969,315	$1,744,078	56,366,008		$97,079,401

(A)	Reflection of the acquisition of Superengine, 12,219,959 Ordinary Shares of Luokung were issued as consideration
(B)	Reflection of the acquisition of Superengine for an aggregate purchase price of US$60 million
(C)	Elimination of the transaction between Luokung and Superengine

LUOKUNG TECHNOLOGY CORP.

Pro forma Consolidated Statements of Comprehensive Loss

For the Year Ended December 31, 2018

(unaudited)

			Pro forma		Pro forma
	Luokung	SuperEngine	Adjustments		Consolidated
	(historical)	(historical)
Sales	$20,657,735	$1,010,552	(45,596)	(A)	$21,622,691

Cost of sales	(6,911,561)	(126,787)			(7,038,348)

GROSS PROFIT	13,746,174	883,765	(45,596)		14,584,343

Operating expenses
Selling, General and administrative expenses	(21,056,828)	(1,403,527)			(22,460,355)
Research and development	(1,318,393)	(924,626)	(1,756,770)	(A)(B)	(3,999,789)
Total operating expenses	(22,375,221)	(2,328,153)	(1,756,770)		(26,460,144)

Loss from operations	(8,629,047)	(1,444,388)			(11,875,801)

Other income (expenses):
Interest income (expense), net	(65,251)	4,949			(60,302)
Foreign exchange gains(losses)	(1,204,001)	-			(1,204,001)
Other income (expense), net	(62,609)	508,347			445,738

(LOSS) INCOME BEFORE INCOME TAXES	(9,960,908)	(931,092)			(12,694,366)

INCOME TAXES	-	(74,009)			(74,009)

NET LOSS	(9,960,908)	(1,005,101)			(12,768,375)

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments	449,653	(5,570)			444,083

COMPREHENSIVE LOSS	$(9,511,255)	$(1,010,671)			$(12,324,292)
Net loss per share - basic and diluted	(0.14)	(364.86)			(0.17)
Weighted average shares outstanding-basis and diluted	68,667,748	2,770			72,919,624

(A)	Elimination of the transaction between Luokung and Superengine
(B)	Reflection of the amortization expense of intangible asset amounts to USD 1,802,366

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